UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 5)

INTER PARFUMS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

472154301

(CUSIP Number)

Bernard Kuhn LVMH Moët Hennessy Louis Vuitton S.A. 22, avenue Montaigne 75008 Paris France Tel. (331) 44-13-23-61 Fax: (331) 45-61-18-74

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2005

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐.

CUSIP No. CUSIP No. 472154301	13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON LVMH Moët Hennessy Louis Vuitton S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

   Item 1. Security and Issuer

     LVMH Moët Hennessy Louis Vuitton S.A., a French société anonyme (“LVMH”), hereby amends and supplements the Report on Schedule 13D, originally filed by it on August 4, 1999 (as amended by Amendment No. 1 thereto filed on September 28, 1999, Amendment No. 2 thereto filed on October 22, 1999, Amendment No. 3 thereto filed on November 24, 1999 and Amendment No. 4 thereto filed on December 7, 2004, the “Schedule 13D”), with respect to the purchase of shares of Common Stock, par value $0.001 per share (the “Common Shares”), of Inter Parfums, Inc. (formerly known as Jean Philippe Fragrances, Inc.), a Delaware corporation (the “Issuer”). Unless otherwise indicated, each capitalized terms used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

     This Amendment No. 5 to the Schedule 13D is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by LVMH. It shall refer only to the information that has materially changed since the filing of the Schedule 13D.

   Item 2. Identity and Background.

     Item 2 of the schedule 13D is amended by restating the contents thereof in their entirety as follows:

     “The person filing this statement is LVMH Moët Hennessy Louis Vuitton S.A., a French société anonyme (“LVMH”), whose principal business office is located at 22, avenue Montaigne, 75008 Paris, France. The business of LVMH is the ownership of interests in companies in the luxury products and wines and spirits sectors. The names, addresses, occupations and citizenship of the executive officers and directors of LVMH are set forth on Annex A hereto.

     LVMH holds the Common Shares through LV Capital USA, Inc., a Delaware corporation (“LV Capital”), whose principal business office is located at 19 East 57th Street, New York NY 10022. The business of LV Capital is the ownership of interests in, or the ownership of interests in funds that invest in, companies principally active in the distribution of luxury goods and other products. LV Capital is a wholly-owned subsidiary of LVMH Moët Hennessy Louis Vuitton Inc., a Delaware corporation (“LVMH Inc.”) whose principal business office is located at 19 East 57th Street, New York NY 10022. The business of LVMH Inc. is the ownership of interests in companies principally active in the luxury goods business and the distribution of luxury products in the United States. LVMH Inc. is a majority-owned subsidiary of Sofidiv SAS., a French société par actions simplifiée (“Sofidiv”), whose principal business office is located at 65, avenue Edouard Vaillant, 92100 Boulogne Billancourt, France. LVMH Inc. is also partly owned by Louis Vuitton Malletier S.A. (“Louis Vuitton Malletier”), whose principal business office is located at 2 rue du Pont Neuf 75001 Paris, France. LVMH owns 99.99% of Sofidiv. LVMH also owns 99.99% of Louis Vuitton Malletier through LVMH Fashion Group S.A. (“LVMH Fashion Group”). The business of Louis Vuitton Malletier is the manufacture and sale of luxury luggage, leather goods and other accessories. The business of Sofidiv is the ownership of interests in companies active in, or owning interests in companies active in, the luxury goods business, particularly outside of France. The names, addresses, occupations and citizenship of the executive officers and directors of each of LVMH, LV Capital, LVMH Inc., Sofidiv, Louis Vuitton Malletier and LVMH Fashion Group are set forth on Annex A hereto.

     Financière Jean Goujon SAS. (“FJG”), a French société par actions simplifiée whose principal office and business is located at 11, rue François ler, 75008 Paris, France, owns approximately 42.42% of LVMH’s share capital, representing approximately 60.24% of the voting rights of LVMH and may be deemed to control LVMH. The principal business of FJG is the ownership of interests in companies active in the luxury products and wine and spirits sectors. FJG is a wholly-owned subsidiary of Christian Dior S.A., a French société anonyme (“Christian Dior”) whose principal office and business is located at 30, avenue Montaigne, 75008 Paris, France. Christian Dior’s principal business is the ownership of interests in companies active in, or owning interests in companies active in, the luxury products and wine and spirits sectors. Christian Dior is indirectly controlled by Financière Agache, a

French société anonyme (“Financière Agache”) whose principal office and business is located at 11, rue François ler, 75008 Paris, France. Financière Agache’s principal business is the ownership of interests in companies active in, or owning interests in companies active in, the retailing business and the luxury products and wine and spirits sectors. Financière Agache is itself indirectly controlled by Mr. Bernard Arnault (together with certain members of his family). Bernard Arnault is Chairman of the Board of Directors and Chief Executive Officer of LVMH and is the Chairman of Christian Dior. The names, addresses, occupations and citizenship of the executive officers and directors of each of FJG, Christian Dior and Financière Agache are set forth on Annex A hereto.

     Neither LVMH, nor to the best of its knowledge, any of LV Capital, LVMH Inc., Sofidiv, FJG, Christian Dior or Financière Agache, or any of LVMH’s, LV Capital’s, LVMH Inc.’s, Louis Vuitton Malletier’s, LVMH Fashion Group’s, Sofidiv’s, FJG’s, Christian Dior’s or Financière Agache’s respective executive officers and directors listed on Annex A hereto has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.”

   Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is amended by restating the first paragraph thereof to read as follows:

     “Prior to October 31, 2005, LVMH was the beneficial owner, through LV Capital, of 17.88% of the Issuer’s Common Shares. LVMH has decided, in accordance with its overall investment strategy, to sell all of the Common Shares through a registered secondary offering on October 31, 2005.”

   Item 5. Interest in Securities of the Issuer.

     (i) Item 5 of the Schedule 13D is amended by restating the first sentence of paragraphs (a) - (b) thereof to read as follows:

     “Prior to October 31, 2005, LVMH owned, through LV Capital, an aggregate of 3,436,050 Common Shares representing 17.14% of the outstanding Common Shares (based upon 20,179,160 Common Shares which the Issuer has informed LV Capital are outstanding as of September 1, 2005). On October 31, 2005, LVMH, through LV Capital, sold all of the Common Shares through a registered secondary offering.”

     (ii) Item 5 of the Schedule 13D is further amended by inserting the following language at the end of paragraph (c) thereof:

     “Between December 8 and December 15, 2004, LVMH, through LV Capital, sold 22,500 Common Shares in broker transactions at an average price of approximately $16.00 per Common Share. On October 31, 2005, LVMH, through LV Capital, sold 3,436,050 Common Shares through a registered secondary offering at a price of $15.50 per Common Share.”

     (iii) Item 5 of the Schedule 13D is further amended by adding the following paragraph (e) thereof:

     “As a result of the sale indicated under (i) above, on October 31, 2005, LVMH ceased to be the beneficial owner of more than five percent of the Common Shares.”

   Annex A. Executive Officers and Directors.

     Annex A of this Schedule 13D is amended by restating the contents thereof in their entirety as follows:

ANNEX A

EXECUTIVE OFFICERS AND DIRECTORS

     The names of the members of the boards of directors and Executive Officers of LVMH, LV Capital, Sofidiv Inc., LVMH Inc., Sofidiv, LVMH Fashion Group, Louis Vuitton Malletier, FJG, Christian Dior and Financiere Agache and their present principal occupations are set forth below. Unless otherwise indicated, each individual is a citizen of the French Republic and the business address of each person is the address of the respective company with which such person is associated.

1.	LVMH MOET HENNESSY LOUIS VUITTON S.A. 22, avenue Montaigne 75008 Paris, France

Name and Position Held	Principal Occupations

Bernard Arnault	Chairman and CEO of LVMH, France
Director ; Chairman and CEO	Chairman of Christian Dior SA, France
Executive committee member

Antonio Belloni	Group Managing Director of LVMH, France
Director
Executive committee member
Italian citizen

Antoine Bernheim	Chairman of Generali, Italy
Director ; vice-chairman

Delphine Arnault	Director of Loewe, Spain
Director	Member of Executive committee Christian Dior
Couture

Jean Arnault	Managing Director of Groupe Arnault SAS, France
Director

Nicolas Bazire	Managing Director of Groupe Arnault SAS, France
Director	Executive Vice President Development & Acquisitions LVMH, France
Executive committee member

Nicholas Clive-Worms	Chairman of Worms & Co Ltd, Great Britain, France
Director

Diego della Valle	Chairman and CEO of Tod’s SpA, Italy
Director
Italian citizen

Albert Frere	Chairman & CEO of Frère-
Director	Bourgeois, Belgium
Belgian citizen

Jacques Friedmann	Director of LVMH Fashion Group, France
Director

Name and Position Held	Principal Occupations

Pierre Godé	Advisor to the Chairman and CEO of LVMH, France
Director
Executive committee member

Gilles Hennessy	Executive Vice President Moët Hennessy, France
Director

Patrick Houël	Advisor to the Chairman and CEO of LVMH, France
Director, Executive committee member

Arnaud Lagardère	Managing Partner & CEO of Lagardère SCA, France
Director

Lord Powell of Bayswater	Chairman of Sagitta Asset
Director	Management, Great Britain
UK Citizen

Felix G. Rohatyn	President of LVMH Inc., USA
Director	Vice-Chairman of Carnegie Hall, USA
US citizen

Hubert Védrine	Managing Partner of Hubert Védrine (HV)
Director	Conseil, SARL, France

Edward Brennan	Chairman & CEO of DFS Group Ltd, Hong-Kong
Executive committee member
Travel retail
US Citizen

Yves Carcelle	Chairman and CEO of LVMH Fashion Group,
Executive committee member	France
Fashion and leather goods

Jean-Jacques Guiony	CFO of LVMH, France
Executive committee member
Finance

Concetta Lanciaux	Advisor to the Chairman, Synergies, Human Resources of LVMH,
Executive committee member	France
Synergies, Human Resources

Christophe Navarre	Chairman and CEO of Moet Hennessy, France
Executive committee member
Wines & Spirits

Patrick Ouart	Advisor to the Chairman & CEO of LVMH, France
Executive committee member

Philippe Pascal	Chairman & CEO of LVMH Watches & Jewellery, France
Executive committee member
Watches & Jewellery

Daniel Piette	President of L Capital Management, France
Executive committee member
Investment funds

Name and Position Held	Principal Occupations

Bernard Rolley	Executive Vice-President operations LVMH, France
Executive committee member
Operations

Pierre-Yves Roussel	Executive Vice President Strategy and Operations LVMH, France
Executive committee member Strategy and Operations

Marc-Antoine Jamet	General Secretary of LVMH, France

2.	LV Capital USA, Inc.

Name and Position Held	Principal Occupations

Daniel Piette	Director and Chairman

Jean Cailliau	Director and Chief Executive Officer

Bruce G. Ingram	Senior Vice President

Louise Firestone	Secretary

3.	LVMH MOET HENNESSY LOUIS VUITTON INC.

Name and Position Held	Principal Occupations

Pierre Godé	Director

Patrick Houël	Director

James Lieber	Director

Bernard Rolley	Director

Antonio Belloni	Chief Executive Officer

Felix Rohatyn	President

Bruce G. Ingram	Executive Vice President

Louise Firestone	Senior Vice President and Secretary

Patrice Pfistner	Senior Vice President and CFO

Claire Aceste	Vice President and Treasurer

Deirdre Beckett	Vice President, Legal

Pascal Carpentier	Vice President, Comp. and Benefits

Eyde Steinberg	Vice President, Exec. Recruitment

4.	SOFIDIV SAS 65, avenue Edouard Vaillant 92100 Boulogne Billancourt, France

Name and Position Held	Principal Occupations

Jean-Jacques Guiony	CFO of LVMH, France
President

5.	LVMH Fashion Group 22, avenue Montaigne 75008 Paris

Name and Position Held	Principal Occupations

Yves Carcelle	Chairman and CEO of LVMH Fashion Group, France
Director - Chairman and CEO

Antoine Bernheim	Chairman of Generali , Italy
Director - Vice-Chairman

Bertrand Stalla-Bourdillon	Director, Finance of Louis Vuitton Malletier, France
Deputy Managing Director

Jacques Friedmann	Director of LVMH, France
Director

LVMH Moët Hennessy Louis Vuitton Director Represented by Bernard Kuhn

Nicolas Bazire	Managing Director of Groupe Arnault SAS, France
Director

Carla Fendi
Director

Patrick Houël	Advisor to the Chairman & CEO of LVMH, France
Director

Lucien Vochel
Director

6.	Louis Vuitton Malletier 2, rue du Pont Neuf 75001 Paris

Name and Position Held	Principal Occupations

Yves Carcelle	Chairman and CEO of LVMH Fashion Group, France
Director - Chairman and CEO

Serge Brunschwig	COO of Louis Vuitton Malletier, France
Director

LVMH Moet Hennessy Louis Vuitton
Director
Represented by Patrick Houël

Bernard Rolley	Executive Vice President Operations of LVMH, France
Director

Bertrand Stalla-Bourdillon	Finance of Louis Vuitton Malletier, France
Director

Kyojiro Hata
Director

7.	FINANCIERE JEAN GOUJON SAS 11, rue Francois 1er 75008 Paris, France

Name and Position Held	Principal Occupations

Pierre Godé	Advisor to the Chairman & CEO of LVMH, France
Chairman

8.	CHRISTIAN DIOR S.A. 30, avenue Montaigne 75008 Paris, France

Name and Position Held	Principal Occupations

Bernard Arnault	Chairman and CEO of LVMH, France
Director ; Chairman

Eric Guerlain	Chairman & CEO of the Hydroélectrique d'Energie, France
Director ; Vice-Chairman

Antoine Bernheim	Chairman of Generali Italy
Director

Denis Dalibot	CFO of Christian Dior, France
Director

Christian de Labriffe	Partner of Rothschild & Cie, France
Director

Pierre Godé	Advisor to the Chairman & CEO of LVMH, France
Director

Raymond Wibaux	Chairman of Financière Joire Pajot Martin, France
Director

Sidney Toledano	Chairman and CEO of Christian Dior Couture, France
Director - Chief Executive Officer

9.	FINANCIERE AGACHE 11, rue Francois 1er 75008 Paris, France

Name and Position held	Principal Occupations

Pierre Godé	Advisor to the Chairman & CEO of LVMH, France
Director ; Chairman and CEO

Denis Dalibot	CFO of Christian Dior, France
Director - Deputy Managing Director

Jean Arnault	Managing Director of Groupe Arnault SAS, France
Director

Lord Powell of Bayswater	Chairman of Sagitta Asset
Director	Management, Great Britain

Montaigne Finance
Director
Represented by Pierre de Andrea

Groupe Arnault SAS
Director
Represented by Nicolas Bazire

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 9, 2005

(Date)

/s/ Bernard Kuhn

(Signature)

Bernard Kuhn, General Counsel

(Name/Title)